UBS Securities LLC

Stifel, Nicolaus & Company, Inc.

William Blair & Company

Jefferies Quarterdeck, a division of Jefferies & Company, Inc.

c/o UBS Securities LLC

299 Park Avenue

New York, NY 10171-0026

September 25, 2006

Re:	Acceleration Request

ICF International, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-134018

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Karen J. Garnett, Assistant Director

Paul Fischer, Attorney-Advisor

Dear Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus issued September 12, 2006 through the date hereof, as follows:

Preliminary Prospectus dated September 12, 2006:

14,021 to 4 Underwriters

3,051 to 2,488 Institutions

0 to 0 Dealers

0 to 0 Others

We were advised on August 7, 2006 by the Corporate Financing Department of the National Association of Securities Dealers, Inc. that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

In accordance with Rule 461 of the Act, we hereby join in the request of ICF International, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10 a.m. Eastern Daylight Time on September 27, 2006, or as soon thereafter as practicable

Very truly yours,

UBS SECURITIES LLC

STIFEL, NICOLAUS & COMPANY, INC.

WILLIAM BLAIR & COMPANY

JEFFERIES QUARTERDECK, A DIVISION OF JEFFERIES & COMPANY, INC.

Acting severally on behalf of themselves and the several Underwriters

By:	UBS Securities LLC

By:	/s/ MICHAEL S. RINTOUL
Name:	Michael S. Rintoul
Title:	Managing Director

By:	/s/ ATIF ELLAHIE
Name:	Atif Ellahie
Title:	Director

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